HEALABLES DIGITAL HEALTH, INC.

THIRD RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

Healables Digital Health, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the *"General Corporation Law"),* does hereby certify as follows.

1.   The name of this corporation is Healables Digital Health, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on June 6, 2022 under the name Healables Digital Health, Inc.

2.   This Third Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware, and restates, integrates and further amends the provisions of the corporation's Restated Certificate of Incorporation, as amended.

3.   The text of the Restated Certificate of Incorporation is further amended and restated to read as set forth in Exhibit A attached.

IN WITNESS WHEREOF, this Third Restated Certificate of Incorporation has been executed by the undersigned authorized officer of the Company on this 7th day of August, 2023.



_____

George H. Lowell, MD

Secretary

Exhibit A

HEALABLES DIGITAL HEALTH, INC.

THIRD RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I: NAME.

The name of this corporation is Healables Digital Health, Inc. (the *"Corporation"*).

ARTICLE II: REGISTERED OFFICE.

The address of the registered office of the Corporation in the State of Delaware is 8 The Green Suite B, in the City of Dover, County of Kent, 19901. The name of its registered agent at such address is Northwest Registered Agent Service, Inc.

ARTICLE III: DEFINITION .

As used in this Third Restated Certificate of Incorporation (the *"Restated Certificate"*), the following terms have the meanings set forth below:

"Original Issue Price" means:

- $0.460674 per share for the Founders Preferred Stock;

- $2.50 per share for the Voting Preferred Stock; and

- $2.50 per share for the Non-Voting Preferred Stock.

"Requisite Holders" means the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis).

ARTICLE IV: PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law, as the same exists or as may hereafter be amended from time to time.

ARTICLE V: AUTHORIZED SHARES.

The Corporation is authorized to issue three classes of stock which will be designated as *"Voting Common Stock," "Non-Voting Common Stock" and "Preferred Stock."* As of the effective date of this Restated Certificate, the Corporation has authorized three series of preferred stock: *"Founders Preferred Stock," "Voting Preferred Stock"* and *"Non-Voting Preferred Stock"* ·The Voting Common Stock and the Non-Voting Common Stock are together referred to as *"Common Stock."*

The total number of shares of all classes and series of stock that the Corporation has authority to issue is 43,000,000, consisting of:

- 26,000,000 shares of Voting Common Stock, $0.00001 par value per share

- 5,000,000 shares of Non-Voting Common Stock, $0.00001 par value per share

- 12,000,000 shares of Preferred Stock, comprising:

  o 1,519,512 shares of Founders Preferred Stock, $0.00001 par value per share

  o 3,620,000 shares of Voting Preferred Stock, $0.00001 par value per share; and

  o 3,220,000 shares of Non-Voting Preferred Stock, $0.00001 par value per share.

The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as may be determined by the Board of Directors from time to time.

The number of authorized shares of any class or series of stock of the Corporation may be increased or decreased by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law, but not below the number of shares thereof then outstanding or required to be reserved for the conversion of any convertible securities or the exercise of any options or other instruments.

A. COMMON STOCK

The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Common Stock. Unless otherwise indicate references to "Sections" in this Part A of this Article V refer to sections of this Part A.

1. **General.** The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth in this Restated Certificate.

2. **Voting.** The holders of the Voting Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). The holders of the Non-Voting Common Stock shall not have voting rights at any meeting of the stockholders of the Corporation other than those required by law. Unless required by law, there shall be no cumulative voting.

3. **Dividends.** Subject to the preferential rights of holders of Preferred Stock, the holders of shares of Common Stock shall be entitled to receive such dividends (payable in cash, stock, or otherwise), on a pro rata basis, as may be declared thereon by the Board of Directors at any time and from time to time out of any funds of the Corporation legally available therefor; provided, however, that any dividend upon the Common Stock that is payable in Common Stock shall be paid only in Voting Common Stock to the holders of Voting Common Stock and only in Non-Voting Common Stock to the holders of Non-Voting Common Stock.

4. **Conversion of Non-Voting Common Stock.**

4.1 <u>Mandatory Conversion.</u> Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective

registration statement under the Securities Act of 1933, as amended or (b) the date and time that the Common Stock is listed for trading on the New York Stock Exchange, any tier of The Nasdaq Stock Market LLC, or another exchange or marketplace approved the Board of Directors (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the *"Mandatory Conversion Time"),* (i) all outstanding shares of Non-Voting Stock will automatically convert into shares of Voting Common Stock. at a ratio of 1-to-1, and (ii) such shares may not be reissued by the Corporation.

4.2   Procedural Requirements. The Corporation shall notify in writing all holders of record of shares of Non-Voting Common Stock of the Mandatory Conversion Time. Unless otherwise provided in this Restated Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Non-Voting Common Stock shall surrender such holder's certificate or certificates, if any, for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates, unless such shares are uncertificated, for the number of shares of Voting Common Stock to which such holder is entitled pursuant to this Section 4. If applicable and so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer. in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Non-Voting Common Stock converted pursuant to this Section 4, including the rights if any, to receive notices and vote (other than as a holder of Voting Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section. As soon as practicable after the Mandatory Conversion Time and the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Non-Voting Common Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Voting Common Stock issuable on such conversion in accordance with the provisions hereof, unless such shares are uncertificated. No fractional shares of Voting Common Stock will be issued upon conversion of the Non-Voting Common Stock In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Voting Common Stock as determined in good faith by the Board of Directors. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Non-Voting Common Stock the holder is at the time converting into Voting Common Stock and the aggregate number of shares of Voting Common Stock issuable upon such conversion. Such converted Non-Voting Common Stock shall be retired and cancelled and may not be reissued, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Non-Voting Common Stock accordingly.

4.3   **Reservation of Shares**. For the purpose of effecting the conversion of the Non-Voting Common Stock, the Corporation shall at all times while any share of Non-Voting Common Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, that number of its duly authorized shares of Voting Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Non-Voting Common Stock; and if at any time the number of authorized but unissued shares of Voting Common Stock is not sufficient to effect the conversion of all then-outstanding shares of the Non-Voting Common Stock, the Corporation shall use its best efforts to cause such corporate

action to be taken as may be necessary to increase its authorized but unissued shares of Voting Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Certificate of Incorporation.

5. Equal Treatment of Voting Common Stock and Non-Voting Common Stock.

5.1   In the event of any merger, consolidation, share exchange, reclassification or other similar transaction in which the shares of Voting Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, each share of Non-Voting Common Stock will at the same time be similarly exchanged or changed in an amount per share equal to the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, that each share of Voting Common Stock would be entitled to receive as a result of such transaction; provided that, at the election of the Corporation, any securities issued with respect to the Non-Voting Common Stock may be non-voting securities under the resulting corporation's organizational documents and the Corporation shall make appropriate provisions and take such actions as it deems necessary, in its sole discretion, to ensure that holders of the Non-Voting Common Stock shall retain securities with substantially the same privileges, limitations and relative rights as the Non-Voting Common Stock.

5.2   Subject to the foregoing, in the event the holders of Voting Common Stock are provided the right to convert or exchange Voting Common Stock for stock or securities, cash and/or any other property, then the holders of the Non-Voting Common Stock shall be provided the same right based upon the number of shares of Voting Common Stock such holders would be entitled to receive if such shares of Non-Voting Common Stock were converted into shares of Voting Common Stock immediately prior to such offering.

5.3   In the event that the Corporation offers to repurchase shares of Voting Common Stock from its shareholders generally, the Corporation shall offer to repurchase Non-Voting Common Stock pro rata based upon the number of shares of Voting Common Stock such holders would be entitled to receive if such shares were converted into shares of Voting Common Stock immediately prior to such repurchase.

5.4   In the event of any pro rata subscription offer, rights offer or similar offer to holders of Voting Common Stock, the Corporation shall provide the holders of the Non-Voting Common Stock the right to participate based upon the number of shares of Voting Common Stock such holders would be entitled to receive if such shares were converted into shares of Voting Common Stock immediately prior to such offering; provided that, at the election of the Corporation, any shares issued with respect to the Non-Voting Common Stock may be issued in the form of non-voting shares rather than voting shares.

5.5   If the Corporation shall in any manner split, subdivide or combine (including by way of a dividend payable in shares of Voting Common Stock or Non-Voting Common Stock) the outstanding shares of Voting Common Stock or Non-Voting Common Stock, the outstanding shares of the other such class of stock shall likewise be split, subdivided or combined in the same manner proportionately and on the same basis per share; *provided* that, at the election of the Corporation, any dividends payable with respect to the Non-Voting Common Stock may be issued in the form of non-voting shares and any dividends payable with respect to the Voting Common Stock may be issued in the form of voting shares.

B. PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations. shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections'' in this Part B of

this Article V refer to sections of this Part B.

1. Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales.

1.1   Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation. dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2   Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Common Stock. pro rata based on the number of shares of Common Stock held by each such holder.

1.3   Deemed Liquidation Events.

1.3.1   Definition. Each of the following events is a **"Deemed Liquidation Event"** unless the Requisite Holders elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event:

(a)   a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent. immediately following such merger or consolidation. at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are

converted or exchanged; or

(b)   the sale, lease, transfer, exclusive license or other disposition. in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation. except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board of Directors.

2. Voting. The holders of the Voting Preferred Stock are entitled to one vote for each share of Voting Preferred Stock held at all meetings of stockholders (and written actions in lieu of meetings). The holders of the Non-Voting Preferred Stock shall not have voting rights at any meeting of the stockholders of the Corporation other than those required by law. Unless required by law, there shall be no cumulative voting.

3. Conversion. The holders of the Preferred Stock have the following conversion rights (the *"Conversion Rights"):*

3.1. Right to Convert.

3.1.1   Conversion Ratio. Each share of Preferred Stock is convertible, at the option of the holder thereof: at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Voting Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion. The *"Conversion Price"* for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Voting Common Stock, is subject to adjustment as provided in this Restated Certificate.

3.1.2   Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event herein, in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2 Fractional Shares. No fractional shares of Voting Common Stock will be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Voting Common Stock as determined in good faith by the Board of Directors. Whether or not fractional shares would be issuable upon such conversion will be determined on

the basis of the total number of shares of Preferred Stock the holder is at the time converting into Voting Common Stock and the aggregate number of shares of Voting Common Stock issuable upon such conversion.

3.3 <u>Mechanics of Conversion.</u>

    3.3.1   <u>Notice of Conversion.</u> To voluntarily convert shares of Preferred Stock into shares of Voting Common Stock, a holder of Preferred Stock shall surrender the certificate or certificates, if any, for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost. stolen or destroyed. a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of the Preferred Stock represented by the certificate or certificates (if any) and, if applicable, any event on which the conversion is contingent (a ***"Contingency Event"*).** The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates, if any, for shares of Voting Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of any certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the ***"Conversion Time"),*** and the shares of Voting Common Stock issuable upon conversion shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) unless such shares are uncertificated, issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of full shares of Voting Common Stock issuable upon the conversion in accordance with the provisions of this Restated Certificate and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Voting Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Voting Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

    3.3.2   <u>Reservation of Shares.</u> For the purpose of effecting the conversion of the Preferred Stock, the Corporation shall at all times while any share of Preferred Stock is outstanding. reserve and keep available out of its authorized but unissued capital stock, that number of its duly authorized shares of Voting Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Voting Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Voting Common Stock to such number of shares as shall be sufficient for such purposes, including. without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated

Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then-par value of the shares of Voting Common Stock issuable upon conversion of such series of Preferred Stock. the Corporation shall take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Voting Common Stock at such adjusted Conversion Price.

3.3.3 Effect of Conversion. All shares of Preferred Stock that shall have been surrendered for conversion as provided in this Restated Certificate shall no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2. and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4 No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Common Stock delivered upon conversion.

3.4 Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the *"Original Issue Date"* for such series of Preferred Stock) effects a subdivision of the outstanding Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of that series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock combines the outstanding shares of Common Stock the Conversion Price for each series of Preferred Stock in effect immediately before the combination will be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5 Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, in the event a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a)   the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of the issuance or the close of business on the record date, and

(b) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of the event.

3.6 Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original .Issue Date for a series of Preferred Stock shall makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation shall make, simultaneously with the distribution to the holders of Common Stock. a dividend or other distribution to the holders of the series of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7 Adjustment for Reclassification, Exchange and Substitution, If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each bolder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.8 Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation shall provide that each share of such series of Preferred Stock will thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to the event, into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to the consolidation or merger would have been entitled to receive pursuant to the transaction and, in such case, the Corporation shall make appropriate adjustment (as determined in good faith by the Board of Directors) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the

holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable. as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9 <u>Certificate as to Adjustments</u>. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense shalt as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Restated Certificate and furnish to each holder of such series of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

3.10 <u>Mandatory Conversion</u>. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time that the Common Stock is listed for trading on the New York Stock Exchange, any tier of The Nasdaq Stock Market LLC, or another exchange or marketplace approved the Board of Directors (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the ***"Mandatory Conversion Time")***, (i) all outstanding shares of Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11 <u>Procedural Requirements.</u> The Corporation shall notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Restated Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates, if any, for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed. a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3, unless such shares are uncertificated. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.10, including the rights if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or

holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any such certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, unless such shares are uncertificated, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. **Dividends.** The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. **Redeemed or Otherwise Acquired Shares.** Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6. **Waiver.** Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

7. **Notice of Record Date.** In the event:

    (a)   the Corporation takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

    (b)   of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

    (c)   of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, in each case, the Corporation shall send or cause to be sent to the holders of the Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place. and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at

the time issuable upon the conversion of the Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. The Corporation shall send the notice at least 20 days before the earlier of the record date or effective date for the event specified in the notice.

8. Notices. Except as otherwise provided herein. any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE VI: PREEMPTIVE RIGHTS.

No stockholder of the Corporation has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

ARTICLE VII: STOCK REPURCHASES.

In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors, or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Preferred Stock in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock or Preferred Stock approved by the holders of Preferred Stock of the Corporation.

ARTICLE VIII: BYLAW PROVISIONS.

1. Amendment of Bylaws. Subject to any additional vote required by this Restated Certificate or bylaws of the Corporation (the *"Bylaws"*), in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

2. Number of Directors. Subject to any additional vote required by this Restated Certificate, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

3. Ballot. Elections of directors need not be by written ballot unless the Bylaws so provide.

4. Meetings and Books. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws.

ARTICLE IX: DIRECTOR LIABILITY.

1. Limitation. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article IX by the stockholders will not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

2. Indemnification. To the fullest extent permitted by applicable law, the Corporation is authorized lo provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

3. Modification. Any amendment repeal. or modification of the foregoing provisions of this Article IX will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE X: CORPORATE OPPORTUNITIES.

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. *"Excluded Opportunity"* means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is a director, officer or employee of the Corporation or any of its subsidiaries (a *"Covered Person"*), unless such matter, transaction, or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such "Covered Persons" capacity as a director, officer or employee of the Corporation.